Exhibit 99.65

GRANDE WEST PROVIDES UPDATE ON CURRENT VICINITY™ DELIVERIES

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) – January 4, 2021: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is reporting on the current deliveries in the fourth quarter of 2020 and early first quarter of 2021.

In the third quarter Management Discussion and Analysis, the Company promised to provide a corporate update on expected deliveries. As previously disclosed, the Company has orders to deliver over $40 million before the second half of 2021. This is a very positive step towards regaining profitability and increased liquidity after the negative results of the pandemic.

The Company has started delivery of a large order of over 90 buses. The original target, set in the Summer of 2020, was to deliver these buses before year end. Approximately 75% of these buses are in the process of being delivered, but the vast majority will be delivered in the first quarter of 2021 due to COVID related slowdowns at the manufacturing plant and difficulties securing transportation for the buses. The remaining 25% of this order will also be delivered during the first quarter of 2021. All other orders expected for delivery before the second half of 2021 are on track.

The Company is also expecting the first electric buses, the Vicinity Lightning™, to be completed and ready to promote to customers in early 2021. Our first delivery to customers for EV buses is scheduled for 2021.

William Trainer, President and CEO, stated, “This is an exciting time to be a part of Grande West. We have created products built for communities with the impact on customers and the environment, first and foremost. Our Company is positioned well for the next stage in growth. We are refocusing our efforts in the U.S. by building a new manufacturing plant and increasing our market exposure, where possible, through new and existing networks. The prospects for Grande West have never been better.”

The Company also announces that certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2020 be paid in Deferred Share Units (“DSUs”) and accordingly, the Company has granted 14,404 DSUs in connection with Directors Remuneration for Q4.

Additionally, the Company advises that it has come to its attention that it inadvertently did not press release the DSUs initially granted under its DSU Plan in 2019. Accordingly, the Company advises that during 2019, it had issued 108,403 DSUs to its Eligible Directors who had elected to receive their respective directors’ remuneration for 2019 in DSUs. These DSUs were reported in the quarterly financial statements filed on SEDAR.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multipurpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity™ medium and heavy-duty buses available in electric, CNG, gas and clean diesel drive systems. The Vicinity Lightning™ EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

www.vicinitybus.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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